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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2019

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer Delivers its First E195-E2 to AerCap and Azul

São José dos Campos, Brazil, September 12, 2019 – Embraer delivers today, in a ceremony to be held at its main facility in São José dos Campos, its first E195-E2, the biggest of the three members of the E-Jets E2 family of commercial aircraft. The recipients are AerCap, the world’s largest aircraft leasing company, and Azul Linhas Aéreas Brasileiras S.A. Azul is the global launch operator for the E195-E2 and has placed firm orders for 51 of the type. The airline will receive another five aircraft in 2019.

“Today’s delivery is a momentous occasion,” said John Slattery, President & CEO, Embraer Commercial Aviation. “It’s the largest commercial aircraft Embraer has ever built. Passengers are going to love the new interior and airlines are going to love the extraordinary operating economics. It’s absolutely ideal for Azul’s low-fare business model and for AerCap’s fleet portfolio. I’m proud of everyone on the Embraer team who worked so hard to see this day.” Azul is configuring the E195-E2 in a single class layout with 136 seats and will deploy the aircraft on several domestic and international routes.

“Over the last 10 years Azul revolutionized the Brazilian aviation market. We have helped to double the domestic market by providing service to regions, cities and communities that have never had service before, all thanks to the Embraer E195-E1 aircraft. Now with the E195-E2 we are ready to launch the next chapter in Brazilian aviation. We could not be more proud to bring this Brazilian aircraft, built with Brazilian technology and innovation to the Brazilian skies”, said David Neeleman, Azul’s founder and chairman of the board. “The E2 represents the next significant step in Azul’s fleet transformation, further powering our margin expansion story well into the years to come”, concluded Neeleman.

“Everyone at AerCap is thrilled to deliver the world’s first Embraer E195-E2 aircraft to Azul. We have no doubt that this incredible aircraft will drive two of Brazil’s global leaders to new heights. We wish both Embraer and Azul every success with the E-Jets E2 program and we look forward to working with both of them for many, many years to come,” said Aengus Kelly, CEO of AerCap.

In April, the E195-E2 received its Type Certificate from three regulatory authorities: ANAC, the Brazilian Civil Aviation Agency (Agência Nacional de Aviação Civil); the FAA (U.S. Federal Aviation Administration) and EASA (European Aviation Safety Agency).

Flight tests confirmed that the aircraft is better than its original specification. Fuel consumption is 1.4% lower than expected - that’s 25.4% less fuel per seat compared to the current-generation E195. Maintenance costs are 20% lower. The E195-E2 is the most environmentally friendly aircraft in its class, having the lowest levels of external noise and

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Corporate Communications	Alyssa Ten Eyck	Guy Douglas	Mirage Zhong	Nilma Missir-Boissac
embraer@idealhks.com	aeyck@embraer.com	guy.douglas@nl.embraer.com	mirage.zhong@bjs.embraer.com	nilma.boissac@sin.embraer.com
Cell: +55 11 98890 7777	Cell: +1 954 383 0460	Cell: +31 (0)657120121	Cell: +86 185 1378 5180	Cell: +65 9012 8428
Tel.: +55 11 4873 7984	Tel.: +1 954 359 3847	Tell: +31 (0)202158109	Tel.: +86 10 6598 9988	Tel.: +65 6305 9955

emissions. The cumulative margin to ICAO Stage IV noise limit ranges from 19 to 20 EPNdB, 4.0 EPNdB better than its direct competitor.

Like the E190-E2, the E195-E2 has the longest maintenance intervals in the single-aisle jet category with 10,000 flight hours for basic checks and no calendar limit for typical E-Jet operations. This means an additional 15 days of aircraft utilization over a period of ten years compared to current generation E-Jets.

The E195-E2 features new ultra-high bypass ratio engines, a completely new wing, full fly-by-wire and new landing gear. Compared to the first-generation E195, 75% of aircraft systems are new. The E195-E2 has 3 additional seat rows. The cabin can be configured with 120 seats in two classes, or up to 146-seats in a single class layout.

Embraer and Azul also signed a long-term Flight Hour Pool Program agreement to provide repairable component support for the carrier’s new fleet of Embraer E195-E2 jets. Azul joined the Embraer Pool Program in 2008 when it began operating its first generation of E-Jets. It recently joined the Repair Management Program. With the new Flight Hour Pool Program agreement, the airline will now have coverage for its entire Embraer fleet.

Embraer is the world’s leading manufacturer of commercial aircraft up to 150 seats with more than 100 customers across the world. For the E-Jets program alone, Embraer has logged more than 1,800 orders and 1,500 aircraft have been delivered. Today, E-Jets are flying in the fleets of 80 customers in 50 countries. The versatile 70 to 150-seat family is flying with low-cost airlines as well as with regional and mainline network carriers.

Follow us on Twitter: @Embraer

About AerCap

AerCap is the global leader in aircraft leasing with 1,373 aircraft owned, managed or on order and $43.1 billion in total assets as of June 30, 2019. AerCap has one of the most attractive order books in the industry. AerCap serves approximately 200 customers in approximately 80 countries with comprehensive fleet solutions. AerCap is listed on the New York Stock Exchange (AER) and has its headquarters in Dublin with offices in Shannon, Los Angeles, Singapore, Amsterdam, Shanghai, Abu Dhabi, Seattle and Toulouse.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers 870 daily flights to 114 destinations. With an operating fleet of 130 aircraft and more than 12,000 crewmembers, the Company has a network of 220

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Corporate Communications	Alyssa Ten Eyck	Guy Douglas	Mirage Zhong	Nilma Missir-Boissac
embraer@idealhks.com	aeyck@embraer.com	guy.douglas@nl.embraer.com	mirage.zhong@bjs.embraer.com	nilma.boissac@sin.embraer.com
Cell: +55 11 98890 7777	Cell: +1 954 383 0460	Cell: +31 (0)657120121	Cell: +86 185 1378 5180	Cell: +65 9012 8428
Tel.: +55 11 4873 7984	Tel.: +1 954 359 3847	Tell: +31 (0)202158109	Tel.: +86 10 6598 9988	Tel.: +65 6305 9955

non-stop routes as of June 30, 2019. In 2019, Azul was awarded best airline in Latin America by TripAdvisor Travelers’ Choice and also best regional carrier in South America for the ninth consecutive time by Skytrax. In 2018, the Company was elected best airline by Kayak’s Flight Hacker Guide. Azul also ranked as most on-time airline in Brazil in 2018 according to FlightStats. For more information visit www.voeazul.com.br/ir.

About Embraer

A global aerospace company headquartered in Brazil, Embraer celebrates its 50th anniversary with businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Corporate Communications	Alyssa Ten Eyck	Guy Douglas	Mirage Zhong	Nilma Missir-Boissac
embraer@idealhks.com	aeyck@embraer.com	guy.douglas@nl.embraer.com	mirage.zhong@bjs.embraer.com	nilma.boissac@sin.embraer.com
Cell: +55 11 98890 7777	Cell: +1 954 383 0460	Cell: +31 (0)657120121	Cell: +86 185 1378 5180	Cell: +65 9012 8428
Tel.: +55 11 4873 7984	Tel.: +1 954 359 3847	Tell: +31 (0)202158109	Tel.: +86 10 6598 9988	Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 12, 2019

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado
	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer